Exhibit 99.4

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

IMPERIAL TOBACCO GROUP PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ☐

An event changing the breakdown of voting rights: ☐

Other (please specify) : ☐

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley Investment Management Limited

4. Full name of shareholder(s) (if different from 3.) :

Various clients for which Morgan Stanley Investment Management Limited has voting authority

5. Date of the transaction (and date on which the threshold is crossed or  reached if different):

7 November 2007

6. Date on which issuer notified:

8 November 2007

7. Threshold(s) that is/are crossed or reached:

Less than 5 per cent

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the Triggering transaction
possible using the ISIN CODE	Number of shares	Number of voting Rights
Ord 10p GB0004544929	39,070,303	34,200,520

Resulting situation after the triggering transaction

Class/type of shares if	Number of shares	Number of voting rights		% of voting rights
possible using the ISIN CODE	Direct	Direct	Indirect	Direct	Indirect
Ord 10p GB0004544929	38,566,016	33,753,480	0	4.98	0

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B) Number of voting rights	% of voting rights
33,753,480	4.98

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

N/A

Proxy Voting:

10. Name of the proxy holder:

Morgan Stanley Investment Management Limited

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Sarah Pace

15. Contact telephone number:

020 7425 4911